

June 24, 2024

Yao Chen
Chief Financial Officer
MultiMetaVerse Holdings Ltd
Room 7033, 7/F, No. 785 Hutai Road
Jingan District, Shanghai
China

   Re: MultiMetaVerse Holdings Ltd
     Registration Statement on Form F-3
     Filed June 18, 2024
     File No. 333-280296

Dear Yao Chen:

  This is to advise you that we have not reviewed and will not review your registration statement.

  Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

  Please contact Aliya Ishmukhamedova at 202-551-7519 with any questions.

        Sincerely,

        Division of Corporation Finance
        Office of Technology

cc: Giovanni Caruso